ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA Philip magri, esq.****** STUART REED, ESQ MARC S. WOOLF, ESQ	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in FL and NY

May 13, 2020

VIA ELECTRONIC EDGAR FILING

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	iCap Vault 1, LLC
Registration Statement on Form S-11
Filed February 14, 2020
File No. 333-236458

Dear Sir or Madam:

We have electronically filed herewith on behalf of iCap Vault 1, LLC (the “Company”) and Vault Holding 1, LLC (the “Guarantor”), as co-registrants (“Registrants”), Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-11 originally filed on February 14, 2020 (“Form S-11”). Amendment No. 1 is marked with < R > tags to show changes made from the original Form S-11 filed on February 14, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Chris Christensen dated March 12, 2020. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1: We note the statement on page 10 that the notes you are offering “may be acquired by existing noteholders in exchange for tendered Private Placement Notes and cancellation of those Private Placement Notes.” We also note disclosure suggesting that exchanges may be made relating to “prospective issuances” of notes subsequent to filing. It is unclear what offer and sale you intend the registration statement to cover. For example, do you intend to register an exchange similar to an “Exxon Capital” exchange offer? See Securities Act Compliance and Disclosure Interpretation Question 111.02 available on sec.gov. Is a purpose to provide investors of the privately-placed notes with non-restricted securities as discussed in Securities Act Compliance and Disclosure Interpretation Question 134.03? Please advise us of the offering you intend to cover with this registration statement.

Response: The Company only intended for Private Placement Notes that were issued and outstanding prior to the date of filing the Form S-11 (February 14, 2020) to be eligible for exchange with the publicly offered notes. Accordingly, the Company has revised the Form S-11 to (i) clarify that Private Placement Notes issued prior to February 14, 2020 (the date of filing the Form S-11) are eligible for the exchange with publicly offered notes and (ii) remove disclosure suggesting that exchanges may be made relating to “prospective issuances” of Private Placement Notes subsequent to filing. We do not intend to register an exchange similar to an “Exxon Capital” exchange offer. We also do not intend to provide investors of the privately-placed notes with non-restricted securities as discussed in Securities Act Compliance and Disclosure Interpretation Question 134.03.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Real Estate & Construction Division of Corporation Finance Securities and Exchange Commission May 13, 2020 Page 2

Additionally, it is unclear how the privately placed notes are not part of this offering. Please provide us with a detailed analysis regarding why the concurrent private notes offering should not be integrated with your current public offering.

Response: In accordance with the interpretive guidance provided by the Commission in Release No. 33-8828 (the “Release”), the Company believes that the private placement (the “Private Placement”) of its senior secured demand notes (“Private Placement Note”) should not be integrated into its current public offering, because the Registration Statement did not serve as a general solicitation for the offer and sale of securities in the private placement. Applying the guidance in the Release, the Commission provides several examples of situations in which a private placement can be conducted in accordance with Section 4(2) after a registration statement for a separate public offering is on file. The Release states, “ . . . if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

Based on the guidance contained in the Release, the Company believes, and we are of the opinion, that the Private Placement should not be integrated into the public offering pursuant to the Registration Statement. The purchasers of the Private Placement Notes in the Private Placement did not become interested in the Private Placement due to the filing of the Registration Statement, which was filed much later than the Private Placement was available to them; rather, before the filing of the Registration Statement, the purchasers of the Private Placement Notes were contacted and provided with a confidential offering memorandum related solely to the sale of the Private Placement Notes based on pre-existing relationships between the Company and the initial purchasers. The investors in the Private Placement based their investment decision on the information contained in such offering memorandum, which was not publicly available and was separate and distinct from the pending Registration Statement. Further, the purchasers of the Private Placement Notes did not independently contact the issuer as a result of the filing of the Registration Statement to show interest in purchasing the Private Placement Notes, but were identified through pre-existing relationships between the initial purchasers and the Company. Based on the foregoing, the Company respectfully believes, and we are of the opinion, that the Private Placement is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and should not be integrated with the initial public offering pursuant to the Registration Statement.

In addition, the private note offering should not be integrated with the public note offering under the Registration Statement because the privately offered notes are different securities than the publicly offered notes in that they are substantially different in terms than each other. The privately placed notes (“Private Placement Notes”) have a fixed interest rate and maturity date and are not issued under an indenture while the publicly offered notes have a floating interest rate and no maturity date and are issued under the terms and conditions of an indenture (“Publicly Offered Notes”).

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Real Estate & Construction Division of Corporation Finance Securities and Exchange Commission May 13, 2020 Page 3

Comment 2: We note your disclosure that the notes are fully and unconditionally guaranteed by Vault Holding, LLC. Please revise your registration statement to include Vault Holding, LLC as a co-registrant on the registration statement cover-page and have Vault Holding, LLC sign the registration statement. In addition, please ensure that Vault Holding, LLC has properly filed the registration statement on EDGAR with its own separate CIK number. Please note that the guarantor is the issuer of a separate security consisting of the guarantee, which must be concurrently registered. Please revise to register the guarantee as a separate security on the registration statement. Additionally, for each guarantee, counsel must provide an opinion that such guarantee is the guarantor´s binding obligation. For guidance, see Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: In response to the Staff’s comment, the Company has revised the Form S-11 to include Guarantor as a co-registrant on Amendment No. 1’s cover-page and had Guarantor sign Amendment No. 1. In addition, in response to the Staff’s comment, Guarantor properly filed Amendment No. 1 on EDGAR with its own separate CIK number. Furthermore, in response to the Staff’s comment, the Company revised the Form S-11 to register the guarantee as a separate security on Amendment No. 1. Moreover, in response to the Staff’s comment, counsel has revised its Exhibit 5.1 opinion to provide an opinion that such guarantee is the Guarantor’s binding obligation.

Comment 3: Please advise us where the funds came from for repayment of $14,277,260 in principal and interest noted in the Recent Developments section on page 10.

Response: In response to the Staff’s comment, the repayment of $14,277,260 in principal and interest was a return of capital to investors. The Company had not yet made any real estate investments at the time the investors redeemed those funds, and the Company returned the principal investment amounts, plus accrued interest thereon paid from its cash reserves.

Comment 4: We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

Response: In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing how its investments, investment strategy and business model will be owned and operated in such a manner to permit the Company to maintain an exemption from registration under the Investment Company Act. The Company also acknowledges that the Staff has not reviewed and does not necessarily concur with the Company’s disclosure with respect to the availability of any such exemption.

Comment 5: Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

Response: In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of the Investment Advisers Act of 1940 to iCap Vault Management, LLC, the Company’s external manager.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Real Estate & Construction Division of Corporation Finance Securities and Exchange Commission May 13, 2020 Page 4

Comment 6: We note the risk factor on page 19 references prior performance data of prior investments sponsored by your manager or iCap affiliates. Additionally, on page 6 you state that “iCap has significant prior experience in investing in single-family, multi-family, light commercial and land development properties.” We note that you have not identified the properties you intend to acquire and are thus a blind pool. Accordingly, please include prior performance disclosure and tables in accordance with Item 8 of Guide 5.

Response: Pursuant to Industry Guide 5 (“Guide 5”), the disclosure requirements in Guide 5 apply to registration statements “relating to interests in real estate limited partnerships”, including limited liability companies. The Company is not offering units or membership interests and it is not structured as a Real Estate Investment Trust, but rather, the Company is offering debt securities in the form of promissory notes guaranteed by Guarantor, not interests or equity in a real estate company. Accordingly, it is our position that Guide 5 does not apply to the Company.

Notwithstanding the foregoing, to the extent that Form S-11 incorporates Regulation S-K, and the industry guides are codified into Regulation S-K, we believe that the Company has prepared its Form S-11 in compliance with Industry Guide 5. Securities Act Release 33-6900 also states that Guide 5 applies to offering of equity in real estate limited partnerships or LLCs, which is not applicable to this offering. As previously stated, the Company is not offering limited partnership interests or limited ability company interests, it is offering promissory notes guaranteed by Guarantor to raise money to fund potential property acquisitions through its indirectly owned subsidiaries. Therefore, it is our position that pursuant to the Securities Act Release No. 33-6900, Guide 5 does not apply to the Company.

Item 8 of Guide 5

Pursuant to Item 8 of Guide 5, a registration statement for such an offering is required to include certain performance data for the past three and in some cases five years with respect to other programs with similar investment objectives that have been sponsored by the general partner (including its affiliates) of the partnership, the promoters of the partnership, and all persons that, directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with, such general partner or promoters (collectively, the “Sponsors”). In light of the Staff’s comment, the Company has endeavored to provide the disclosures described in Item 8 of Guide 5 to the extent that it believes that Item 8 of Guide 5 is applicable, appropriate and would be helpful to potential investors. However, the Company believes that certain of the disclosure required by Item 8 of Guide 5 and the prior performance tables required pursuant thereto (“Prior Performance Tables”) is either not relevant or is otherwise inappropriate. In light of the foregoing, the Company has added a section to the Form S-11 entitled “Prior Performance Summary” as well as added Prior Performance Tables in an appendix (Appendix A) addressing performance data of other programs that have been sponsored by iCap Enterprises, Inc., including certain officers and directors of iCap Enterprises. The Company believes such disclosure and performance data comply with the spirit and intent of Item 8 of Guide 5, while avoiding disclosure that would be confusing or potentially misleading to investors.

Comment 7: Please disclose the information required by Item 701 of Regulation S-K. See Item 33 of Form S-11.

Response: In response to the Staff’s comment, the Company has revised the Form S-11 to disclose the information required by Item 701 of Regulation S-K in Item 33 of the Form S-11.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Real Estate & Construction Division of Corporation Finance Securities and Exchange Commission May 13, 2020 Page 5

Cover page

Comment 8: We note your disclosure that “the Notes will bear interest at a floating rate per annum that is determined from time to time by the Company in its sole discretion. Rates may vary by an investor’s principal amount of Notes or other factors as determined by the Company.” Please explain to us in detail how your interest rate pricing on the Notes complies with Item 202(b)(1) of Regulation S-K and Item 501(b)(3) of Regulation S-K. It appears to us that investors need ongoing transparency regarding the pricing terms of the security. We may have further comment.

Response: The Company has revised the disclosure throughout the Form S-11 to provide:

(1)	that all subsequent changes to the interest rate will be disclosed on the Company’s website at www.icapequity.com/vault and in pricing supplements filed with the Securities and Exchange Commission on the effective date of a change to the interest rate; and

(2)	that (i) the Board of Managers will consider a number of market factors in determining the interest rate, including, but not limited to, real estate property values, rental rates of properties held by the subsidiaries of the Company, property vacancy rates, competitor interest rates, economic forecasts, and general interest rate drivers such as the Federal Funds rate and US treasury yields and (ii) interest rates may vary based on the principal amount of Notes held by an investor.

The Company believes that the expanded disclosure above satisfies the requirements of Item 202(b)(1) of Regulation S-K (provision of interest) and Item 501(b)(3) of Regulation S-K and Instruction 2 thereto (method by which the interest rate pricing is to be determined) and supports ongoing transparency regarding the pricing of the interest rate of the Notes.

In light of the fact that (i) the Notes are subject to repayment by the Company at a noteholder’s demand at any time, (ii) the criteria the Manager uses to determine the interest rate of the Notes has been disclosed to the Noteholders and (iii) Noteholders will be informed of changes to the interest rate of the Notes on the Company’s website at www.icapequity.com/vault and in pricing supplements filed with the Securities and Exchange Commission, the Noteholders will have the right to demand repayment by the Company of the Notes at any time if the Noteholders are not satisfied with changes to the interest rate.

Comment 9: We note your statement that “the maximum principal amount of the Notes to be issued is equal to $500,000,000, which amount may be increased from time to time by the Company.” Please note that the company must register a set amount of notes and may not register an indeterminate amount of notes. Please revise to delete the statement that the amount of notes may be increased from time to time by the company.

Response: In response to the Staff’s comment, the Company has revised the Form S-11 to delete the statement that the amount of notes may be increased from time to time by the company.

Comment 10: We note you are offering the Notes on a best efforts basis, please revise your cover page to indicate the date the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page of Form S-11 to reflect the end date of the offering.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Real Estate & Construction Division of Corporation Finance Securities and Exchange Commission May 13, 2020 Page 6

Comment 11: We note you indicate that there will be significant restriction on the ability to transfer or resell the Notes. Please revise to include a reference to a location in the prospectus that addresses the nature of those limitations.

Response: The Company acknowledges the Staff’s comment. Other than the fact that noteholders may not be able to transfer or resell the Notes in the absence of a public trading market, there are no restrictions on the ability of the noteholders to transfer or resell the Notes. Since the Company already discloses throughout the Form S-11 that the Notes will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market, the Company does not intend to make a market in the Notes and the Company does not anticipate that a market in the Notes will develop, the Company has deleted the disclosure throughout the Form S-11 that provides “[t]here will be significant restrictions on your ability to transfer or resell the Notes” to avoid the impression that there are restrictions other than the limitation on transfer or resale of the Notes in the absence of a public trading market. In addition, the Company has revised the Form S-11 to include a reference to “Risk Factors – Risks Related to this Offering and the Notes – There is no public trading market for our Notes” in the prospectus that addresses the absence of a public trading market for the Notes.

Comment 12: We note you indicate that you expect to pay an annual administration fee of up to 1% of the outstanding aggregate principal amount of the Notes sold. Please revise to clarify, if true, that the 1% annual administration fee is paid to the Manager – iCap Vault Management, LLC.

Response: The Company acknowledges the Staff’s Comment. The 1% annual administrative fee is paid to the Placement Agents (broker-dealers) for managing their investor clients. Accordingly, we have revised the Form S-11 to clarify that the 1% administration fee is paid to the Placement Agents.

The Offering

Expenses, page 16

Comment 13: We note that you will reimburse your manager for expenses incurred in connection with your organization and offering. Please disclose the amount of reimbursable costs incurred to date.

Response: In response to the Staff’s comment, the Company has revised the Form S-11 to disclose the amount of reimbursable costs incurred to date.

Risk Factors, page 18

Comment 14: Please revise to add a risk factor to address the significant restrictions on noteholders’ ability to transfer or resell their Notes.

Response: The Company acknowledges the Staff’s comment. Other than the fact that noteholders may not be able to transfer or resell the Notes in the absence of a public trading market, there are no restrictions on the ability of the noteholders to transfer or resell the Notes. Since the Company already discloses throughout the Form S-11 that the Notes will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market, the Company does not intend to make a market in the Notes and the Company does not anticipate that a market in the Notes will develop, the Company has deleted the disclosure throughout the Form S-11 that provides “[t]here will be significant restrictions on your ability to transfer or resell the Notes” to avoid the impression that there are restrictions other than the limitation on transfer or resale of the Notes in the absence of a public trading market. The Company addresses the absence of a public trading market for the Notes under “Risk Factors – Risks Related to this Offering and the Notes – There is no public trading market for our Notes.”

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Real Estate & Construction Division of Corporation Finance Securities and Exchange Commission May 13, 2020 Page 7

Capitalization, page 40

Comment 15: We note the Notes will be offered on a best efforts basis. Please tell us how you determined it was appropriate to present a pro forma as adjusted basis to give effect to the sale of the maximum amount of the Notes in your capitalization table.

Response: The Company acknowledges the Staff’s comment and that Rule 170 under the Securities Act prohibits the use of financial statements which purport to give effect to the receipt and application of any part of the proceeds from the sale of securities for cash unless such securities are to be offered through underwriters on a firm commitment basis. In accordance with Rule 170, since the Notes will be offered on a best efforts basis rather than through underwriters on a firm commitment basis, the Company has removed the pro forma as adjusted column of the capitalization table of the prospectus so that the capitalization table no longer gives effect to the sale of the maximum amount of the Notes from this offering.

Plan of Distribution

The Offering will be Sold by Our Officers and Directors, page 41

Comment 16: Please describe the specific activities that your officers and directors will engage in in the offer and sell the securities on your behalf.

Response: In response to the Staff’s comment, the Company anticipates that its officers and directors will engage in the following activities as to the offer and sale of the Notes on behalf of the Company: (i) operation of an online investment platform on the Company’s website pursuant to which prospective investors can subscribe and pay for Notes; (ii) producing online marketing of the Offering of the Notes; and (iii) giving online and oral presentations regarding the Offering of the Notes to prospective investors.

Description of the Notes Interest, page 51

Comment 17: We note your statement that “[a] holder of Notes will not be expressly notified of changes from time to time in the interest rates. The current interest rates being paid on the Notes at any time may be obtained by visiting our website at www.icapequity.com/vault or calling our offices at (425) 453-7497.” Given that the interest rates on the Notes will be determined by the company from time to time, explain to us with a view toward disclosure, how the actual interest rate terms will be established and how and when these terms will be communicated to investors. Investors are entitled to a prospectus.

Response: In response to the Staff’s comment, see the Company’s response to the Staff’s Comment 8 above.

Restrictions on Additional Debt, page 58

Comment 18: We note the disclosure that you “may issue debt securities from time to time in one or more series.” Additionally, we note that Section 2.02 of the indenture allows for the demand notes to be issued in one or more series. Please clarify whether you intend to offer different series of demand notes and if so, whether specific assets and liabilities will be associated with each series. We may have further comment.

Response: In response to the Staff’s comment, the Company does not intend to offer different series of demand notes.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Real Estate & Construction Division of Corporation Finance Securities and Exchange Commission May 13, 2020 Page 8

Exhibits

Comment 19: We note that Section 6(e) of your subscription agreement includes a jury trial waiver provision. Please disclose the provision in your registration statement and add a risk factor discussing the significant risks of this provision. In this regard, please disclose whether the jury trial provision applies to claims under the federal securities laws.

Response: In response to the Staff’s comment, the Company has disclosed the jury trial waiver provision on page 47 under “Plan of Distribution” and added a risk factor on page 25 of Amendment No. 1 discussing the significant risks of the provision. The Company has also stated that the jury trial waiver provision does not apply to claims under the federal securities laws.

Comment 20: We note that your governing law provision in Section 6(e) of your subscription agreement identifies the state and federal courts sitting in King County, Washington as the exclusive forum for all disputes arising from this agreement. Please describe this provision in your registration statement, including any risks or other impacts on investors, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the governing law provision in the subscription agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the Company has revised the Form S-11 to include the following disclosure in a newly created subsection “Exclusive Forum Provision” to the section “Plan of Distribution” of Amendment No. 1 and added a risk factor on page 47 of Amendment No. 1 discussing the significant risks of the exclusive forum provision:

Exclusive Forum Provision.

Section 6(e) of the subscription agreement of the Company provides that “[e]ach party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in King County, Washington, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.”

This provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

This choice of forum provision may limit your ability to bring a claim in a judicial forum that you find favorable for disputes with us or our managers, officers or other employees, which may discourage such lawsuits against us and our managers, officers and employees. Alternatively, a court could find these provisions of our subscription agreement to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Real Estate & Construction Division of Corporation Finance Securities and Exchange Commission May 13, 2020 Page 9

The Company advises the Staff that it will make the above disclosure in all future filings it makes with the SEC.”

If the Staff has any further comments regarding the Form S-11, Amendment No.1 or any subsequent amendments to the Company’s offering statement on Form S-11, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Isaac Esquivel/ U.S. Securities and Exchange Commission
Jennifer Monick/ U.S. Securities and Exchange Commission
Jonathan Burr/ U.S. Securities and Exchange Commission
David Link/ U.S. Securities and Exchange Commission
Chris Christensen/iCap Vault 1, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832